CUSIP NO. 024490104						Page 1 of 28 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AMERICAN BANKNOTE CORPORATION
(formerly United States Banknote Corp.)
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

024490104
(CUSIP Number)

Alfred Teo, Alpha Industries, Inc.
 Page & Schuyler Avenues, P. O. Box 808
Lyndhurst, NJ  07071
(201) 933-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:  __________.

Check the following box if a fee is being paid with the statement __________. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


SCHEDULE 13D
CUSIP NO. 024490104						Page 2 of 28 Pages


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 024490104						Page 3 of 28 Pages

1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Lambda Financial Service Corp.
	IRS #22-2899749

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   		(a)____
											(b)_XX_

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 			_______
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES		7.	SOLE VOTING POWER         125,000 shares
  BENEFICIALLY		8.	SHARED VOTING POWER
   OWNED BY			9.	SOLE DISPOSITIVE POWER	  125,000 shares
     EACH			10.	SHARED DISPOSITIVE POWER
   REPORTING
    PERSON
     WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

					125,000 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	_______

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .6%

14.	TYPE OF REPORTING PERSON*     C0

SCHEDULE 13D
CUSIP NO. 024490104						Page 4 of 28 Pages

1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Alfred S. Teo and Annie Teo, Joint Tenants with Rights of
	of Survivorship
	Alfred Teo:  SSN:  ###-##-####
	Annie Teo:   SSN:  ###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   		(a)____
											(b)_XX_

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 			_______
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES		7.	SOLE VOTING POWER         1,741,000 shares
  BENEFICIALLY		8.	SHARED VOTING POWER
   OWNED BY			9.	SOLE DISPOSITIVE POWER	  1,741,000 shares
     EACH			10.	SHARED DISPOSITIVE POWER
   REPORTING
    PERSON
     WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

					1,741,000 shares

12.	CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	_______

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  8.7%

14.	TYPE OF REPORTING PERSON*    IN



SCHEDULE 13D
CUSIP NO. 024490104						Page 5 of 28 Pages

1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Alfred S. Teo
	SSN:  ###-##-####


2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   		(a)____
											(b)_XX_

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 			_______
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES		7.	SOLE VOTING POWER         7500 shares -
	common stock equivalent unit granted to
reporting person on June 13, 1996
pursuant to Issuer's Deferred Stock
Compensation Plan for Non-Employee
Directors in a transaction exempted by
Rule 16b-3.
BENEFICIALLY		8.	SHARED VOTING POWER
   OWNED BY			9.	SOLE DISPOSITIVE POWER	  See Item 7 above
     EACH			10.	SHARED DISPOSITIVE POWER
   REPORTING
    PERSON
     WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

					See Item 7 above

12.	CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	_______

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    .1%

14.	TYPE OF REPORTING PERSON*    IN


SCHEDULE 13D
CUSIP NO. 024490104						Page 6 of 28 Pages

1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Alfred S. Teo
	SSN:  ###-##-####


2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   		(a)____
											(b)_XX_

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 			_______
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES		7.	SOLE VOTING POWER     121 shares -
Convertible Debenture accrued on Feb. 1,
1997 under Issuer's Deferred Stock
Compensation Plan for Non-Employee
Directors which may be settled in cash
or common stock @ $4.125/share for 121
shares upon the reporting person's
retirement

BENEFICIALLY		8.	SHARED VOTING POWER
   OWNED BY			9.	SOLE DISPOSITIVE POWER	  See Item 7 above
     EACH			10.	SHARED DISPOSITIVE POWER
   REPORTING
    PERSON
     WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

					See Item 7 above

12.	CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	_______

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    100%

14.	TYPE OF REPORTING PERSON*    IN


SCHEDULE 13D
CUSIP NO. 024490104						Page 7 of 28 Pages

1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Alpha Industries, Inc. Retirement Plan dated January 1, 1984
	Alfred Teo, Trustee
	IRS I.D. #22-2408251

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   		(a)____
											(b)_XX_

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	00 - Trust Funds

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 			_______
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES		7.	SOLE VOTING POWER         20,000 shares
  BENEFICIALLY		8.	SHARED VOTING POWER
   OWNED BY			9.	SOLE DISPOSITIVE POWER	  20,000 shares
     EACH			10.	SHARED DISPOSITIVE POWER
   REPORTING
    PERSON
     WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

					20,000 shares

12.	CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	_______

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0.1%

14.	TYPE OF REPORTING PERSON*    00 - Trust


SCHEDULE 13D
CUSIP NO. 024490104						Page 8 of 28 Pages

1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	The Handelman Children's Trust
	IRS I.D. #22-6667745

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   		(a)____
											(b)_XX_

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	00 - Trust Funds

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 			_______
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES		7.	SOLE VOTING POWER         2,500 shares
  BENEFICIALLY		8.	SHARED VOTING POWER
   OWNED BY			9.	SOLE DISPOSITIVE POWER	  2,500 shares
     EACH			10.	SHARED DISPOSITIVE POWER
   REPORTING
    PERSON
     WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

					2,500 shares

12.	CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	_______

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0.1%

14.	TYPE OF REPORTING PERSON*    00 - Trust



SCHEDULE 13D
CUSIP NO. 024490104						Page 9 of 28 Pages






	SCHEDULE 13D






	CUSIP NO. 024490104








Item 1.	Security and Issuer



No Par Value Common Stock

American Banknote Corporation

Morris Weissman, Chairman
Ron K. Glover, President/COO
200 Park Avenue, 49th Floor
New York, NY  10166



SCHEDULE 13D
CUSIP NO. 024490104						Page 10 of 28 Pages
Item 2.	Identity and Background

	I.	Lambda Financial Service Corp.

		(a)	Lambda Financial Service Corp., Corporation of the
			State of New Jersey

		(b)	Business Address:  Page & Schuyler Avenues,
			Lyndhurst, New Jersey  07071

		(c)	Principal business:  financial services

		(d)	During the last five (5) years, the Corporation has
not been convicted in a criminal proceeding.

		(e)	During the last five (5) years, the Corporation has
not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

		(f)	Not applicable

	II.	Alfred Teo and Annie Teo, Joint Tenants with Rights of
		Survivorship

		(a)	Alfred Teo and Annie Teo, husband and wife

		(b)	Residence:  783 West Shore Drive, Kinnelon, NJ
			07405

		(c)	Annie Teo is a homemaker and interior decorator,
being the Director, President and Treasurer of TUK
Associates, Inc. of Kinnelon, New Jersey.  Annie
Teo is also a Building Manager. Alfred Teo is engaged in the manufacture and distribution of plastics and plastic products. Both Annie Teo and Alfred Teo have interests in various partnerships and other entities holding title to real property.
Alfred Teo holds the below described offices in the following corporations, all of which are manufacturers and distributors of plastics and plastic products:


SCHEDULE 13D
CUSIP NO. 024490104						Page 11 of 28 Pages

				Chairman, President and Director :
				Sigma Extruding Corp.
				Page & Schuyler Avenues, Lyndhurst, New Jersey
07071

				Chairman, President and Director:
				Omega Extruding Corp. of California
				9614 Lucas Ranch Road, Rancho Cucamonga,
	California   91730

				Chairman, President and Director:
				Omega Plastic Corp.
				Page & Schuyler Avenues, Lyndhurst, New Jersey
	07071

				Chairman, President and Director:
				Beta Plastics Corp.
				120 Amor Avenue, Carlstadt, New Jersey 07072

				Chairman, Executive Vice President, Secretary and Director:
				Delta Plastics Holding Corp.
				(a Delaware Corporation)
				560 Ferry Street, Newark, New Jersey 07105

				Chairman, Executive Vice President, Secretary and Director:
				Delta Plastics Corporation
				(a New Jersey Corporation)
				560 Ferry Street, Newark, New Jersey 07105

				Chairman, Executive Vice President, Secretary and Director:
				Delta Plastics Corporation
				(a Massachusetts Corporation)
				560 Ferry Street, Newark, New Jersey 07105

				Chairman, Executive Vice President, Secretary and Director:
				Delta Plastics Corporation
				(a Georgia Corporation)
				560 Ferry Street, Newark, New Jersey 07105

				Chairman, Executive Vice President, Secretary
and Director:
				Delta Plastics Corp. of Illinois
				1650 East 95th Street, Chicago, Illinois 60617
SCHEDULE 13D
CUSIP NO. 024490104						Page 12 of 28 Pages

				Chairman, Executive Vice President, Secretary
and Director:
				Delta Plastics Corp. of North Carolina
				1206 Traywick Road, Marshville, North Carolina
				28103

				Chairman, Chief Executive Officer, Vice
President, Treasurer and Director:
				Alpha Industries, Inc.
				Page & Schuyler Avenues, Lyndhurst, New Jersey
				07071

				Chairman, Co-Chief Executive Officer,
Treasurer, Secretary and Director:
				Zeta Consumer Products Corp.
				Macomb, Illinois

			Alfred Teo also holds the offices of President, Treasurer and Chairman of the Board of Directors of Lambda Financial Service Corp., Page & Schuyler
Avenues, Lyndhurst, New Jersey. This corporation is in the business of financial services.

			Alfred Teo also holds the offices of Secretary, Treasurer and Chairman of the Board of Directors of Alpha Technologies, Inc., 71 Suttons Lane,
Piscataway, New Jersey. This corporation is a computer network company.

			Alfred Teo also holds the offices of President and Director of Red Line Express Corp., Page & Schuyler
Avenues, Lyndhurst, New Jersey. This corporation is in the business of intra-state and inter-state trucking.

Alfred Teo also holds the offices of Secretary, Treasurer and Chairman of the Board of Directors of Discount Packaging Corp., 50 Grafton Avenue,
Newark, New Jersey 07104. This corporation is in the packaging business.

			Alfred Teo also holds the offices of Chairman, President and Director of M & E Packaging Corp.
			Page & Schuyler Avenues, Lyndhurst, New Jersey 07071. This corporation is in the packaging business.

SCHEDULE 13D
CUSIP NO. 024490104						Page 13 of 28 Pages

			Alfred Teo also holds the offices of Chairman of the Board, Secretary and Director of Fidelity
Service Corp., Page & Schuyler Avenue, Lyndhurst,
New Jersey 07071. This corporation is in the warehousing business.

			Alfred Teo also holds the office of Secretary, Chairman of the Board of Directors and Director of Hillman's, The Eye Care Company, Inc., 125 Route 46
West, Totowa, New Jersey 07512. This corporation is in the eye care business.

			Alfred Teo also holds office of Chairman of the Board of Directors and Chief Executive Officer of
Tucker Housewares Corp., 150 Clove Road, Little
Falls, New Jersey.

Alfred Teo also holds office of Chairman of the Board of Directors and Chief Executive Officer of
Essex Plastics Corp., Pompono Beach, Florida.

			Alfred Teo is a member of the Board of Directors of Fleet Bank, N.A., 1 Exchange Place, Jersey City,
New Jersey.

Alfred Teo is a member of the Board of Directors of American Banknote Corporation, 200 Park Avenue,
49th Floor, New York, NY  10166.

Alfred Teo is a member of Board of Trustees of St.
Joseph's Hospital Foundation, 703 Main Street,
Paterson, New Jersey.

Alfred Teo is a member of the Board of Trustees of Stevens Institute of Technology, Castle Point on
Hudson, Hoboken, New Jersey

		(d)	During the last five (5) years, neither Alfred Teo
nor Annie Teo have been convicted in a criminal proceeding.

SCHEDULE 13D
CUSIP NO. 024490104						Page 14 of 28 Pages

		(e)	During the last five (5) years, neither Alfred Teo
nor Annie Teo have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

		(f)	Alfred Teo and Annie Teo are United States
citizens.

	III.	Alpha Industries, Inc. Retirement Plan

		(a)	Alpha Industries, Inc. Retirement Plan dated
January 1, 1984, Alfred Teo, Trustee

		(b)	Place of Organization:  Page & Schuyler Avenues,
Lyndhurst, New Jersey 07071

		(c)	Principal business:  Trust

		(d)	During the last five (5) years, Alfred Teo has not
been convicted in a criminal proceeding.

		(e)	During the last five (5) years, Alfred Teo has not
been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

		(f)	Alfred Teo is a U.S. citizen.

	IV.	Handelman Childrens Trust FBO Shana Seto Handelman and
Alyssa Seto Handelman, Annie Teo and Teren Seto
Handelman, Co-Trustees

		(a)	Handelman Childrens Trust FBO Shana Seto Handelman
and Alyssa Seto Handelman

		(b)	Place of organization:  783 West Shore Drive,
Kinnelon, NJ  07405

SCHEDULE 13D
CUSIP NO. 024490104						Page 15 of 28 Pages

		(c)	Principal business:  Trust

		(d)	During the last five (5) years, neither Shana Seto
Handelman, Alyssa Seto Handelman, Annie Teo nor
Teren Seto Handelman have been convicted in a criminal proceeding.

		(e)	During the last five (5) years, neither  Shana Seto
Handelman, Alyssa Seto Handelman, Annie Teo nor
Teren Seto Handelman have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.	Source and Amount of Funds or Other Consideration

The source of funds used by Alfred Teo and Annie Teo in making the purchases was personal funds except that the Subject Company whose securities are acquired was the source of funds for those securities issued to Alfred Teo alone as reported on the cover page. The source of funds used by Lambda Financial Service Corp. was working capital. The source of funds used by Handelman Childrens Trust and Alpha Industries, Inc. Retirement Plan was trust funds. The aggregate amount of funds used in making the purchases including brokerage commissions and other costs of execution through the close of business on February 13, 1997 was:

	Lambda Financial Service Corp.			$  223,951.00
	Alfred Teo and Annie Teo				 3,482,268.00
	Alpha Industries, Inc.
	 Retirement Plan					    51,050.00
	Handelman Childrens Trust				     7,887.50

		Total							$3,765,156.50

Item 4.	Purpose of Transaction

The acquisition of the securities of the issuer was made for the purpose of investment and to work with management to enhance the shareholders' value.

SCHEDULE 13D
CUSIP NO. 024490104						Page 16 of 28 Pages

	(a)	The reporting persons may acquire additional securities
of the issuer or dispose of securities of the issuer from time to time;

	(b)	The reporting persons have no plans or proposals which
relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

	(c)	The reporting persons have no plans or proposals which
relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

	(d)	The reporting persons have no plans or proposals which
relate to or would result in any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e)	The reporting persons have no plans or proposals which
relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

	(f)	The reporting persons have no plans or proposals which
relate to or would result in any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

	(g)	The reporting persons have no plans or proposals which
relate to or would result in any changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

	(h)	The reporting persons have no plans or proposals which
relate to or would result in causing a class of
securities of the issuer to be delisted from a national
securities exchange or to cease to be authorized to be
quoted in any inter-dealer quotation system of a
registered national securities association;
SCHEDULE 13D
CUSIP NO. 024490104						Page 17 of 28 Pages

	(i)	The reporting persons have no plans or proposals which
relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

	(j)	The reporting persons have no plans or proposals which
relate to or would result in any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

	(a)	As of the close of business on February 13, 1997, the
aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 is as follows:

								 Number		Percentage
	       Name					of Shares        of Class

	Lambda Financial Service Corp.		 125,000		    .6

	Alfred Teo and Annie Teo,	    	    1,741,000		   8.7
	Joint Tenants with Rights
	of Survivorship

	Alfred Teo (not including			   7,500		    .1
	 convertible debenture reported
	 on cover page)

	Alpha Industries, Inc.			  20,000		    .1
	 Retirement Plan

	Handelman Childrens Trust			   2,500		    .1


		Total				    	    1,896,000		   9.6%

	Note: Percentage of Class is based on 19,809,380 shares outstanding as reported in the 10Q last filed by the Issuer with the Securities Exchange Commission.


SCHEDULE 13D
CUSIP NO. 024490104						Page 18 of 28 Pages

	(b)

		1.	Except for the shares owned by Alfred Teo in his
name alone, Alfred Teo and Annie Teo hold the shares listed next to their names in paragraph (a) above as "joint tenants with rights of survivorship" and, as such, jointly share the power to vote or direct the vote, dispose of or direct the disposition of their shares.

		2.	Alfred Teo holds the controlling interest in Lambda
Financial Service Corp. and therefore has sole power to vote or direct the vote, dispose of or direct the disposition of the shares of the issuer held by this corporation.

		3.	Alfred Teo holds an authorization to trade
securities on behalf of the Handelman Childrens
Trust and may therefore direct the disposition of the shares of the issuer held by this Trust. Annie
Teo is a Co-Trustee of this Trust and may participate in voting or directing the vote, disposing of or directing the disposition of the shares of the issuer held by this Trust, but she does not control the power to vote, direct the vote, dispose of or direct the disposition of the shares of the issuer held by this Trust.


		4.	Alfred Teo is the Trustee of the Alpha Industries,
Inc. Retirement Plan dated January 1, 1984, and therefore has sole power to vote or direct the vote, dispose of or direct the disposition of the shares of the issuer held by this Retirement Plan.

	(c)	Transactions in the class of securities reported that
were effected in the last sixty (60) days are shown on Exhibit A attached hereto and consisting of seven (7) pages.

	(d)	Where an interest relates to more than five (5%) percent
of the class, persons having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities are the same persons identified in paragraph (b) above.

	(e)	Not applicable
SCHEDULE 13D
CUSIP NO. 024490104						Page 19 of 28 Pages

Item 6.	Contracts, Arrangements, Understandings, or
Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material To Be Filed as Exhibits

There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f) and no written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other mater as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Statement Pursuant to Rule 13(d)-4

The undersigned reporting persons hereby declare that the filing of this statement shall not be construed as an admission that one or more of such reporting persons is(are), for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner or owners of any of the securities covered by this statement.

SCHEDULE 13D
CUSIP NO. 024490104						Page 20 of 28 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

							____/s/ Alfred Teo___________
Dated:  March 7, 1997        		Alfred Teo, Individually


                           		____/s/ Annie Teo___________
Dated:  March 7, 1997        		Annie Teo, Individually


							___/s/ Alfred Teo___________
Dated:  March 7, 1997			Alfred Teo, as President of:
							Lambda Financial Service Corp.


Dated:  March 7, 1997           	__/s/ Annie Teo______________
							Annie Teo, Trustee of the
							Handelman Childrens Trust


Dated: March 7, 1997          		_/s/ Teren Seto Handelman____
							Teren Seto Handelman, Trustee
							of the Handelman Childrens
							Trust


Dated: March 7, 1997           	_/s/ Alfred Teo_______________
							Alfred Teo, Trustee of the
							Alpha Industries, Inc.
							Retirement Plan

SCHEDULE 13D
CUSIP NO. 024490104						Page 21 of 28 Pages

PXIQM172-L GLOBAL PORTFOLIO REPORTING SYSTEM             12FEB97
RR: 0015    PRODUCT TRANSACTION HISTORY
(FUNC CCY - U.S.)  DOLLARS) 03:24PM
A/C:  LAMBDA FINANCIAL SERVICES CORP.     002-02860-3
PRODUCT NUMBER:  024490104  FUNC MKTPRC    4.00 (USD)        YLD:
PRODUCT SYMBOL:  ABN         ISS MKTPRC        4.00 (USD) 2/11/97
PRODUCT DESC:    AMERICAN BANKNOTE CORP.
SECURITY DEMONINATION - U.S. DOLLARS
  DATE   TRANS LOT/ID     QUANTITY    TRD PRC           AMT/PRIN

02/15/97   BUY   L 001    18000.00      1.500           27090.00

06/13/97   BUY   L 001	  2600.00      4.125	      10751.00

11/15/96	 BUY   L 001     4300.00      4.875           21091.50

11/15/96   BUY   L 002      100.00      5.000             503.00

02/07/97   BUY   L 001     5000.00       4.250          21400.00





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SCHEDULE 13D
CUSIP NO. 024490104						Page 22 of 28 Pages

Transactions

002-02860-3	LAMBDA FINANCIAL SERVICES COR

ABN AMERICAN BANKNOTE CORP.

2 rows retrieved on 02/18/97 09:05:19

Printed by: appele@pcspnyappl on 02/18/97 09:07:18

Process Date:			02/13/97
B/S:					DEL
AcTp:				06
Quantity:				5,000
Description:			American Banknote Corp.
					Transfer to 001-05408-9
Net Sett Amt:			0.00
Trade Date:
Settlement Date:		02/13/97
Stl Ccy:				USD
Trd Typ:				0

Process Date:			02/07/97
B/S:					B
AcTp:				06
Quantity:				5,000
Description:			American Banknote Corp.
Net Sett Amt:			21,400.00
Trade Date:			02/07/97
Settlement Date:		02/12/97
Stl Ccy:				USD
Trd Typ:				2

SCHEDULE 13D
CUSIP NO. 024490104						Page 23 of 28 Pages

PXIQM172-L  GLOBAL PORTFOLIO REPORTING SYSTEM            12FEB97
RR: 0015    PRODUCT TRANSACTION HISTORY
(FUNC CCY - U.S.)  DOLLARS) 03:26PM
A/C:  ALFRED S. TEO & ANNIE TEO JT. TEN      002-80275-9
PRODUCT NUMBER:  024490104  FUNC MKTPRC   4.00 (USD)         YLD:
PRODUCT SYMBOL:  ABN         ISS MKTPRC   4.00 (USD) 2/11/97
PRODUCT DESC:    AMERICAN BANKNOTE CORP.
SECURITY DEMONINATION - U.S. DOLLARS
  DATE   TRANS LOT/ID     QUANTITY    TRD PRC           AMT/PRIN

12/28/95   BUY   L 001    6000.00       1.250            7680.00

12/29/95   BUY   L 001   12000.00       1.250     	 15360.00

05/23/96	 BUY   L 001   10000.00       3.875           38850.00

06/07/96   BUY   L 001  200000.00       4.625          931000.00

08/01/96	 BUY   L 001   17600.00       3.875           68552.00

08/14/96   BUY   L 001    6800.00       4.125           28254.00

08/14/96   BUY   L 002    6200.00       4.250           26536.00




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SCHEDULE 13D
CUSIP NO. 024490104						Page 24 of 28 Pages

PXIQM172-L  GLOBAL PORTFOLIO REPORTING SYSTEM            12FEB97
RR: 0015    PRODUCT TRANSACTION HISTORY
(FUNC CCY - U.S.)  DOLLARS) 03:26PM
A/C:  ALFRED S. TEO & ANNIE TEO JT. TEN      002-80275-9
PRODUCT NUMBER:  024490104  FUNC MKTPRC     4.00 (USD)       YLD:
PRODUCT SYMBOL:  ABN         ISS MKTPRC     4.00 (USD) 2/11/97
PRODUCT DESC:    AMERICAN BANKNOTE CORP.
SECURITY DEMONINATION - U.S. DOLLARS
  DATE   TRANS LOT/ID     QUANTITY     TRD PRC           AMT/PRIN

08/14/96   BUY   L 003     1200.00       4.000            4836.00

09/10/96   BUY   L 001	  0000.00       3.876           39050.00

10/16/96	 BUY   L 001     2000.00       4.750            9560.00

11/14/96   BUY   L 001     3900.00       4.750           18642.00

11/14/96	 BUY   L 002    37500.00       4.875          183937.50

11/18/96   BUY   L 001    20600.00       4.875          101043.00

11/25/96   BUY   L 001    23700.00       4.750          113286.00




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SCHEDULE 13D
CUSIP NO. 024490104						Page 25 of 28 Pages

PXIQM172-L  GLOBAL PORTFOLIO REPORTING SYSTEM            12FEB97
RR: 0015    PRODUCT TRANSACTION HISTORY
(FUNC CCY - U.S.)  DOLLARS) 03:26PM
A/C:  ALFRED S. TEO & ANNIE TEO JT. TEN      002-80275-9
PRODUCT NUMBER:  024490104  FUNC MKTPRC  4.00 (USD)         YLD:
PRODUCT SYMBOL:  ABN         ISS MKTPRC  4.00 (USD) 2/11/97
PRODUCT DESC:    AMERICAN BANKNOTE CORP.
SECURITY DEMONINATION - U.S. DOLLARS
  DATE   TRANS LOT/ID     QUANTITY    TRD PRC           AMT/PRIN

11/27/96   BUY   L 001    10200.00      4.750           48756.00

11/27/96   BUY   L 002	  3600.00      4.875           17658.00

11/29/96	 BUY   L 001    10000.00      4.750           47800.00

11/29/96   BUY   L 002     1200.00      4.875            5886.00

12/06/96	 BUY   L 001     1000.00      4.750            4780.00

01/08/97   BUY   L 001    10000.00      4.500           45300.00



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SCHEDULE 13D
CUSIP NO. 024490104						Page 26 of 28 Pages

ALFRED S. TEO			AMERICAN BANKNOTE CORPORATION

06/13/96	7500 shares common stock equivalent unit granted
pursuant to company's Deferred Stock and Compensation Plan for Non-Employee Directors in a transaction exempted by Rule 16b-3.

02/01/97	121 shares Convertible Debenture accrued on
February 1, 1997 under issuer's Deferred Stock
Compensation Plan for Non-Employee Directors which may be settled in cash or common stock
@ $4.125/share for 121 shares upon reporting person's retirement. The Purchase Price is an assumed price equal to the market price of the underlying stock on the date of conversion of deferred compensation into convertible debenture of issuer. Represents face value of convertible debenture when issued.

SCHEDULE 13D
CUSIP NO. 024490104						Page 27 of 28 Pages

PXIQM172-L  GLOBAL PORTFOLIO REPORTING SYSTEM            18FEB97
RR: 0015    PRODUCT TRANSACTION HISTORY
(FUNC CCY - U.S.)  DOLLARS) 09:25AM
A/C:  ALPHA INDUSTRIES RETIREMENT PLAN       001-34320-1
PRODUCT NUMBER:  024490104  FUNC MKTPRC   4.00 (USD)         YLD:
PRODUCT SYMBOL:  ABN         ISS MKTPRC   4.00 (USD) 2/14/97
PRODUCT DESC:    AMERICAN BANKNOTE CORP.
SECURITY DEMONINATION - U.S. DOLLARS
  DATE   TRANS LOT/ID      QUANTITY    TRD PRC          AMT/PRIN
         LONG

09/18/95   BUY   L 001        6000.00    2.125          12930.00

12/19/95   BUY   L 001	     4000.00    1.375	       5620.00

05/23/96	 SELL    001       10000.00    3.875          38648.70
                                            GAIN/LOSS:  20098.70

07/12/96   BUY   L 001        5000.00    3.125          15775.00

07/12/96	 BUY   L 002        5000.00    3.250          16400.00

07/12/96   BUY   L 003       10000.00    3.250          32800.00



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SCHEDULE 13D
CUSIP NO. 024490104						Page 28 of 28 Pages

PXIQM172-L  GLOBAL PORTFOLIO REPORTING SYSTEM            18FEB97
RR: 0015    PRODUCT TRANSACTION HISTORY
(FUNC CCY - U.S.)  DOLLARS) 09:25AM
A/C:  THE HANDELMAN CHILDREN'S TRUST       001-45801-7
PRODUCT NUMBER:  024490104  FUNC MKTPRC    4.00 (USD)
YLD:
PRODUCT SYMBOL:  ABN         ISS MKTPRC    4.00 (USD) 2/14/97
PRODUCT DESC:    AMERICAN BANKNOTE CORP.
SECURITY DEMONINATION - U.S. DOLLARS
  DATE   TRANS LOT/ID      QUANTITY   TRD PRC
AMT/PRIN
	    LONG

09/11/95   BUY   L 001        2000.00   2.250
4560.00

06/13/96  SELL   L 001	     2000.00   4.125
8229.72
  GAIN/LOSS:
3669.72

07/23/96   BUY   L 001        2500.00   3.125
7887.50


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